Via Facsimile and U.S. Mail
Mail Stop 4720

October 6, 2009

Mr. Michael D. Price
President and Chief Executive Officer
Platinum Underwriters Holdings, Ltd.
The Belvedere Building
69 Pitts Bay Road
Pembroke HM 08 Bermuda

Re: **Platinum Underwriters Holdings, Ltd.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      File No. 001-31341

Dear Mr. Price:

        We have reviewed your July 28, 2009 response to our July 14, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the filing, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Unpaid Losses and Loss Adjustment Expenses

   Sensitivity of Estimates, page 33

      1. Please refer to prior comment two. We acknowledge your expansion of the
          sensitivity analysis to include a 10% hypothetical measure. However, we
          continue to believe that an explanation and quantification of reasonably likely
          variances from the initial expected loss ratio and future pattern of reported
          losses, as assumed in your estimate of unpaid losses and LAE at December 31,

2008, should be disclosed. Please revise your disclosure to include this information. Ensure that it describes the difference (if any) between the reasonably likely amounts reflected in your revised sensitivity analysis and the actual loss development that you experienced in 2008. In particular, ensure that your revised disclosure explains the likelihood that the magnitude of reserve releases experienced during 2006 through 2008 will continue in future periods.

Results of Operations, pages 35 and 36

2. Please refer to prior comments three and four. We acknowledge your proposed new disclosure. However, we continue to believe that disclosure that quantifies your revisions to key assumptions established in prior periods, such as the amount of increase/decrease in the assumed initial expected loss ratio and assumed future pattern of reported losses at December 31, 2008 as compared to the corresponding assumptions at December 31, 2007, and the corresponding impact of these assumption changes on your operating results should be included. We assume that these changes represented a significant portion of the $159.9 million of favorable prior year loss development in 2008. Please provide this information for the Property and Marine and Casualty segments for each year presented.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant